SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Tax ID (CNPJ nº): 02.808.708/0001-07
NIRE nº. 35.300.157.770
Publicly Traded Company

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON
OCTOBER 10, 2003
(Free Translation of Original Minutes in Portuguese)

On October 10, 2003, at 2:00 p.m, the majority of the members of the Board of Directors of Companhia de Bebidas das Américas - AmBev (the “Company”), gathered at the Company’s headquarters located in the City of São Paulo, State of Sã o Paulo, at Rua Dr. Renato Paes de Barros, 1017, 3rd floor, suites 31 and 32 and 4th floor (part), suites 41 and 42, of the Corporate Park Building, Itaim Bibi. The Board deliberated, on this date, upon the ratification of the investment made by the Company in the controlled company Agrega Inteligência em Compras Ltda., a limited company headquartered in the City and State of Sã o Paulo at Rua Gomes de Carvalho, 1356, Suite 31, Vila Olímpia, Tax ID (CNPJ) no. 04.294.012/0001-27, with its constitutive acts filed in the Commercial Registrar of the State of Sã o Paulo under NIRE no. 35.216.777.053 (hereby denominated “Agrega”), investment made by means of the transfer of assets and funds, as follows: (i) on 10/15/2002, the amount of R$1,810,000.00 (one million, eight hundred ten thousand reais), of which R$201,283.00 (two hundred one thousand, two hundred eighty three reais) by the provision of net and undoubtful credits, held by the Company against Agrega, and R$1,608,717.00 (one million, six hundred eight thousand, seven hundred seventeen reais) in local currency; and (ii) on 07/31/2003, the amount of R$2,000,000.00 (two million reais), of which R$151,909.88 (one hundred fifty one thousand, nine hundred nine reais and eight cents) by the provision of net and undoubtful credits, held by the Company against Agrega, and R$1,848,090.12 (one million, eight hundred forty eight thousand, ninety reais and twelve cents) in local currency. With nothing further to be discussed, the present minutes were drawn up, read, approved and signed by the members in attendance. MARCEL HERRMANN TELLES; CARLOS ALBERTO DA VEIGA SICUPIRA; JORGE PAULO LEMANN; VICTÓRIO CARLOS DE MARCHI; JOSÉ HEITOR ATTILIO GRACIOSO; and ROBERTO HERBSTER GUSMÃO. We certify that the present is a true and accurate copy of the Minutes drawn up in the Book of Meetings of the Board of Directors

Sã o Paulo, October 10, 2003.

Marcel Herrmann Telles                    Victório Carlos de Marchi
Co-Chairmen of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.